U.S. Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No.__)*
Getting Ready Corporation

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
37426L 200

(CUSIP Number)
Judith Kenney
2001 Biscayne Boulevard, Suite 3402
Miami, Florida 33137
Telephone: (305) 572-1020

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 21, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37426L 200	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities Only) Dr. Jane Hsiao, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORIGIN

United States

	7	SOLE VOTING POWER

NUMBER OF		1,484,092

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,484,092

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,484,092

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 37426L 200	Page 3 of 4 Pages
ITEM 1. Security and Issuer.
     This Schedule 13D is filed by Dr. Jane Hsiao, Ph.D. with respect to Common Stock, $.001 par value (the “Shares”) of Getting Ready Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 950, Miami, Florida, 33137.
ITEM 2. Identity and Background.
     Dr. Jane Hsiao, Ph.D. (the “Reporting Person”) is Vice Chairman and Chief Technical Officer of OPKO Health, Inc., a Delaware corporation. The Reporting Person’s business address is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
     The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor was she a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding she would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. The Reporting Person is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     The Reporting Person used her personal funds for the purchase of 1,484,092 shares of Common Stock of the Issuer. The purchase price was $90,000.
ITEM 4. Purpose of Transaction
     The Reporting Person acquired the securities of the Issuer for investment purposes only.
ITEM 5. Interest in Securities of the Issuer
     (a) - (e) The Reporting Person is the beneficial owner of 1,484,092 shares of Common Stock of the Issuer, which shares constitute 8.1% of the Issuer’s outstanding Common Stock. The percentage of beneficial ownership is based upon 18,332,896 shares of Common Stock outstanding as of March 21, 2007. The Reporting Person has the sole power to vote and to dispose of her shares.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None
ITEM 7. Material to be Filed as Exhibits
Exhibit 1 Stock Purchase Agreement between the Issuer and the Reporting Person dated March 21, 2007

CUSIP No. 37426L 200	Page 4 of 4 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008
/s/ Dr. Jane Hsiao, Ph.D.
Dr. Jane Hsiao, Ph.D.